CORPORATE

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Enhertu DESTINY-PanTumor02 shows positive results

06 March 2023 07:00 GMT

Enhertu showed clinically meaningful and durable responses across multiple HER2-expressing tumour types in DESTINY-PanTumor02 Phase II trial

AstraZeneca and Daiichi Sankyo's Enhertu met prespecified criteria for objective response rate and duration of response

Positive high-level results from an analysis of the ongoing DESTINY-PanTumor02 Phase II trial showed AstraZeneca and Daiichi Sankyo's Enhertu (trastuzumab deruxtecan) met the prespecified target for objective response rate (ORR) and demonstrated durable response across multiple HER2-expressing advanced solid tumours in heavily pretreated patients.

Enhertu is a specifically engineered HER2-directed antibody drug conjugate (ADC) being jointly developed and commercialised by AstraZeneca and Daiichi Sankyo.

The DESTINY-PanTumor02 Phase II trial is evaluating the efficacy and safety of Enhertu in patients with locally advanced, unresectable, or metastatic previously treated, HER2-expressing solid tumours not eligible for curative therapy, including biliary tract, bladder, cervical, endometrial, ovarian, pancreatic, and rare cancers. The primary endpoint of the trial is investigator-assessed confirmed ORR and investigator-assessed duration of response (DoR) is a key secondary endpoint.

The data will be presented at an upcoming medical meeting and shared with global regulatory authorities.

HER2 is a tyrosine kinase receptor protein expressed on the surface of various tissue cells throughout the body and is involved in normal cell growth.1,2 In some cancer cells, HER2 expression is amplified or the cells have activating mutations.1,3 While HER2-directed therapies have been used to treat breast, gastric and lung cancers, more research is needed evaluating their potential role in treating other HER2-expressing tumour types.2,4-6

Cristian Massacesi, Chief Medical Officer and Oncology Chief Development Officer, AstraZeneca, said, "Enhertu has already demonstrated its potential to improve outcomes for patients with HER2-targetable breast, gastric and lung cancers, and these positive initial results in other tumour settings with significant unmet need are very encouraging. The DESTINY-PanTumor02 results mark an important step forward in our understanding of the potential role of Enhertu across multiple HER2-expressing tumour types."

Ken Takeshita, Global Head, R&D, Daiichi Sankyo, said, "The clinically meaningful responses seen in the DESTINY-PanTumor02 trial reaffirm our belief in the potential of Enhertu across multiple HER2-expressing cancers. The results seen so far across multiple cohorts of the trial will inform next steps of our broad development programme as we look to bring this important medicine to as many patients as quickly as possible."

The safety profile observed in patients treated with Enhertu in the DESTINY-PanTumor02 trial was consistent with that seen in other trials of Enhertu with no new safety signals identified.

Notes

DESTINY-PanTumor02
DESTINY-PanTumor02 is a global, multicentre, multi-cohort, open-label Phase II trial evaluating the efficacy and safety of Enhertu (5.4mg/kg) for the treatment of HER2-expressing tumours, including biliary tract cancer, bladder cancer, cervical cancer, endometrial cancer, ovarian cancer, pancreatic cancer and rare tumours.

The primary efficacy endpoint of DESTINY-PanTumor02 is confirmed ORR as assessed by investigator. Secondary endpoints include DoR, disease control rate, progression-free survival, overall survival, safety, tolerability and pharmacokinetics.

DESTINY-PanTumor02 has enrolled 268 patients at multiple sites in Asia, Europe and North America. For more information about the trial, visit ClinicalTrials.gov.

Enhertu
Enhertu is a HER2-directed ADC. Designed using Daiichi Sankyo's proprietary DXd ADC technology, Enhertu is the lead ADC in the oncology portfolio of Daiichi Sankyo and the most advanced programme in AstraZeneca's ADC scientific platform. Enhertu consists of a HER2 monoclonal antibody attached to a topoisomerase I inhibitor payload, an exatecan derivative, via a stable tetrapeptide-based cleavable linker.

Enhertu (5.4mg/kg) is approved in more than 40 countries for the treatment of adult patients with unresectable or metastatic HER2-positive breast cancer who have received a (or one or more) prior anti-HER2-based regimen, either in the metastatic setting or in the neoadjuvant or adjuvant setting, and have developed disease recurrence during or within six months of completing therapy based on the results from the DESTINY-Breast03 trial.

Enhertu (5.4mg/kg) is approved in more than 30 countries for the treatment of adult patients with unresectable or metastatic HER2-low (immunohistochemistry [IHC] 1+ or IHC 2+/in-situ hybridisation [ISH]-) breast cancer who have received a prior systemic therapy in the metastatic setting or developed disease recurrence during or within six months of completing adjuvant chemotherapy based on the results from the DESTINY-Breast04 trial.

Enhertu (5.4mg/kg) is approved under accelerated approval in the US for the treatment of adult patients with unresectable or metastatic non-small cell lung cancer whose tumours have activating HER2 (ERBB2) mutations, as detected by an FDA-approved test, and who have received a prior systemic therapy based on the results from the DESTINY-Lung02 trial. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

Enhertu (6.4mg/kg) is approved in more than 30 countries for the treatment of adult patients with locally advanced or metastatic HER2-positive gastric or gastroesophageal junction adenocarcinoma who have received a prior trastuzumab-based regimen based on the results from the DESTINY-Gastric01 trial and/or DESTINY-Gastric02 trial.

Enhertu development programme
A comprehensive global development programme is underway evaluating the efficacy and safety of Enhertu monotherapy across multiple HER2-targetable cancers. Trials in combination with other anticancer treatments, such as immunotherapy, are also underway.

Daiichi Sankyo collaboration
Daiichi Sankyo Company, Limited (TSE: 4568) [referred to as Daiichi Sankyo] and AstraZeneca entered into a global collaboration to jointly develop and commercialise Enhertu (a HER2-directed ADC) in March 2019, and datopotamab deruxtecan (DS-1062; a TROP2-directed ADC) in July 2020, except in Japan where Daiichi Sankyo maintains exclusive rights. Daiichi Sankyo is responsible for the manufacturing and supply of Enhertu and datopotamab deruxtecan.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   ASCO. Breast Cancer. Available at: https://www.cancer.net/sites/cancer.net/files/asco_answers_guide_breast.pdf. Accessed March 2023.
2.   Iqbal N, et al. Human Epidermal Growth Factor Receptor 2 (HER2) in Cancers: Overexpression and Therapeutic Implications Mol Biol Int. 2014;852748.
3.   Omar N, et al. HER2-an emerging biomarker in non-breast and non-gastric cancers. Pathogenesis. 2015;2(3):1-9.
4.   Wu VS, et al. From bench to bedside: What do we know about hormone receptor-positive and human epidermal growth factor receptor 2-positive breast cancer? J Steroid Biochem Mol Biol. 2015;153;45-53.
5.   American Cancer Society. Targeted Drug Therapy for Stomach Cancer. Available at: https://www.cancer.org/cancer/stomach-cancer/treating/targeted-therapies.html. Accessed March 2023.
6.   National Cancer Institute. Enhertu Marks First Targeted Therapy for HER2-Mutant Lung Cancer. Available at: https://www.cancer.gov/news-events/cancer-currents-blog/2022/fda-lung-cancer-enhertu-her2. Accessed March 2023.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 06 March 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary